                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                                  ------------------

                                       FORM 8-A

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


                              Essex Property Trust, Inc.
-------------------------------------------------------------------------------
                (Exact name of registrant as specified in its charter)


          Maryland                                 77-0369576
-------------------------------------------------------------------------------
(State of Incorporation or Organization)          (IRS Employer
                                                Identification No.)


 925 East Meadow Drive, Palo Alto, CA                       94303
-------------------------------------------------------------------------------
(Address of principal executive offices)                  (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                             Name of each exchange
               Title of each class           on which each class is
               to be so registered           to be registered
               -------------------            ---------------------
               Preferred Stock Purchase      New York Stock Exchange
                 Rights


Securities to be registered pursuant to Section 12(g) of the Act:

                                       None
-------------------------------------------------------------------------------
                                 (Title of Class)


                              Exhibit Index is on Page 9

ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

          On October 13, 1998, the Board of Directors of Essex Property Trust, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on November 21, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.0001 per share (the "Preferred Stock"), at a Purchase Price of $99.13, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and BankBoston, N.A., as Rights Agent.

          Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (unless such person is or becomes the beneficial owner of 15% or more of the Company's outstanding common stock and had a contractual right or the approval of the Company's Board of Directors; PROVIDED that such percentage shall not be greater than nineteen and nine-tenths percent (19.9%)) (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company, or (ii) ten (10) business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights




                               Page 2 of 9 Pages

Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

          The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 11, 2008, unless earlier redeemed or exchanged by the Company as described below.

          While the rights are outstanding, after the commencement of a tender offer for 15% or more of the Company's outstanding common stock (or the acquisition of such amount), and prior to the rights becoming exercisable, the Company has covenanted that it shall issue the Company's common stock, in lieu of cash, along with the associated Right, to any Person who elects to exchange units of limited partnership interest in the Company's Operating Partnership, Essex Portfolio, L.P.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

          In the event that a person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders), each holder of a Right will thereafter have the right to receive, upon exercise, at the option of the Board of Directors, (i) Common Stock, (ii) one one-hundredths of a share of Series A Junior Participating Preferred Stock, the issuance of which has been preapproved by the Commission, and/or (ii) cash, property or other securities of the Company, each of (i), (ii) and (iii) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially




                               Page 3 of 9 Pages
owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

          For example, at an exercise price of $100 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $200 worth of Common Stock (or other consideration, as noted above) for $100. Assuming that the Common Stock had a per share value of $20.00 at such time, the holder of each valid Right would be entitled to purchase ten shares of Common Stock for $100.

          In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), or (ii) fifty percent (50%) or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

          At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredths of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

          At any time until ten (10) days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per




                               Page 4 of 9 Pages

Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price. The foregoing notwithstanding, the Rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board as a result of a proxy contest.

          At any time, prior to the Expiration Date, from and after the Stock Acquisition Date and before the Distribution Date, the Company has covenanted that it shall elect to issue shares of Common Stock, along with the associated Right, to any Person who elects to exchange units of limited partnership interest in the Company's Operating Partnership, Essex Portfolio, L.P.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock, Preferred Stock or other consideration of the Company or for common stock of the acquiring company as set forth above.

          Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date (other than Section 25(c) or Section 30 which shall require the consent of each holder of convertible securities whose rights would be materially adversely affected by such amendment).
After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; PROVIDED, HOWEVER, that no amendment may be made at such time as the Rights are not redeemable.

          As of November 10, 1998, there were 16,636,516 shares of Common Stock of the Company outstanding and no shares of Common Stock of the Company in the treasury.




                               Page 5 of 9 Pages

Each share of Common Stock of the Company outstanding at the close of business on November 21, 1998, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Two hundred thousand shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

          The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by a majority of the Directors who are not affiliated with the person making the offer, or willing to negotiate with the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, (i) at any time prior to the Distribution Date, amend the Rights Agreement, or (ii) at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

          The Rights Agreement, dated as of November 11, 1998, between the Company and BankBoston, N.A., as Rights Agent, specifying the terms of the Rights and including the form of the Articles Supplementary, the press release announcing the declaration of the Rights and a form of letter to the Company's stockholders describing the Rights are attached hereto as exhibits and are incorporated herein by reference. The foregoing




                               Page 6 of 9 Pages
description of the Rights is qualified in its entirety by reference to such exhibits.

ITEM 2.   EXHIBITS.

  1 Rights Agreement, dated as of November 11, 1998, between Essex Property Trust, Inc. and BankBoston, N.A., as Rights Agent, including the form of the Articles Supplementary setting forth the terms of the Series A Junior Participating Preferred Stock, par value $.0001 per share, as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

  2       Press Release of the Company dated November 11, 1998.

  3       Form of letter to the Company's stockholders describing the Rights.




                               Page 7 of 9 Pages

                                      SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Essex Property Trust, Inc.



  Date:  November 12, 1998        By:  /s/ Michael J. Schall
                                     ----------------------------------
                                     Name: Michael J. Schall
                                     Title: Chief Financial
                                            Officer, Executive
                                            Vice President and
                                            Director




                               Page 8 of 9 Pages

                                EXHIBIT INDEX



Exhibit       Description                                           Page
-------       -----------                                           ----
1             Rights Agreement, dated as of November 11,
              1998, between Essex Property Trust, Inc. and
              BankBoston, N.A., a national banking
              association, as Rights Agent, including the
              form of Certificate of Designation,
              Preferences and Rights setting forth the terms
              of the Series A Junior Participating Preferred
              Stock, par value $.0001 per share, as Exhibit
              A, the form of Rights Certificate as Exhibit B
              and the Summary of Rights to Purchase
              Preferred Stock as Exhibit C.  Pursuant to the
              Rights Agreement, printed Rights Certificates
              will not be mailed until after the
              Distribution Date (as such term is defined in
              the Rights Agreement).

2             Press Release of the Company dated November
              11, 1998.

3 Form of letter to the Company's stockholders describing the Rights.




                               Page 9 of 9 Pages